1 North Brentwood Boulevard 15th Floor St. Louis, Missouri 63105	Phone: 314.854.8000 Fax: 314.854.8003
www.Belden.com

January 20, 2015

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Ameen Hamady

Re:	Belden Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 27, 2014

Response Dated December 19, 2014

File No. 1-12561

Dear Mr. Hamady:

In this letter, we have included Belden’s response to the comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission dated January 7, 2015. Set forth below is the Staff’s follow-up comment, in bold, followed by our response. All references to page numbers in this letter correspond to pagination in the filing referenced above.

Form 10-K for the period ended December 31, 2013

Note 1: Based on Presentation, page 50

Goodwill and Intangible Assets

1.

We note your response to comment 4 in our letter dated December 10, 2014. We understand that certain valuation methodologies may not necessarily result in deriving a basis for the expected pattern in which the economic benefits of the customer relationship asset would be consumed. However, it is not apparent from your response what were the specific considerations analyzed in arriving at the conclusion that a straight line amortization methodology has been the more appropriate. Furthermore, given the number of acquisitions that Belden has had over the recent fiscal years, it is not apparent whether a historical pattern of how economic benefits are consumed for the customer relationship assets could have been derived such that it may have suggested an accelerated consumption pattern if any. As such, please tell us the specific items Belden considered in arriving at the conclusion that a straight line amortization methodology has been the more appropriate methodology. In providing your response, please tell us whether any consideration was given to historical patterns for key customers or other factors considered (e.g. peer data or projected sales data) that helped support the assertion that a straight line amortization methodology has been the more appropriate.

Response:

ASC 350-30-35-6 states that the method of amortization for a recognized intangible asset shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. It also states that if that pattern cannot be reliably determined, a straight-line amortization method shall be used. For each customer relationship asset that we acquire, we consider several factors when determining the most appropriate method of amortization. One factor that we consider is the data in the valuation report which determined the fair value of the customer relationship asset. However, as you noted, certain valuation methodologies may not necessarily provide a basis for the expected pattern in which the economic benefits of the asset would be consumed.

Securities and Exchange Commission

January 20, 2015

Another factor we consider is the historical and projected sales data for each individual company that we acquire. In our industry, it is typical for companies to have long-term customers and low customer attrition rates. Low customer attrition rates result in projected sales from an acquired customer base for an extended period of time. Revenues from an acquired customer base may vary from year to year but low customer attrition rates suggest that there is not a significant decrease in revenues shortly after an acquisition. Therefore, this data has not suggested an accelerated consumption pattern of the economic benefits of a customer relationship asset. Furthermore, it has not been sufficient to provide a reliably determinable pattern of consumption at the level required by ASC 350-30-25-6 due to the variation and inherent uncertainty of the projected revenues and related cash flows.

We also consider the status of key customers of past acquisitions to determine if a pattern of consumption for the customer relationship assets can be derived and potentially used as a basis for future acquisitions. Based on periodic reviews of our acquisitions over the past several years, we have not noted any significant losses of key customers shortly after acquiring a company that would suggest an accelerated consumption pattern of the economic benefits of a customer relationship asset. Due to the strong relationships that we and the companies that we acquire have maintained with key customers, we expect to generate revenues from them for the foreseeable future. These long-term relationships with key customers do not suggest an accelerated consumption pattern of the economic benefits of a customer relationship asset. Furthermore, the data from our review of the status of key customers of past acquisitions has not been sufficient to provide a reliably determinable pattern of consumption that could be used as a basis for future acquisitions because the variation in revenues and related cash flows is different for each individual company that we acquire.

For each customer relationship asset that we acquire, we consider the factors discussed above and any other relevant factors that may be unique to the acquired company to determine the amortization method. When the factors considered do not provide a reliably determinable pattern in which the economic benefits associated with an intangible asset will be consumed, including an accelerated consumption pattern, we utilize a straight-line amortization methodology in accordance with ASC 350-30-35-6.

*        *        *          *         *

In connection with responding to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to any of the foregoing, please feel free to contact me at 314-854-8046 or via email at henk.derksen@belden.com, or Doug Zink, Vice President and Chief Accounting Officer, at 314-854-8025 or via email at doug.zink@belden.com.

Sincerely,

/s/ Henk Derksen
Henk Derksen Senior Vice President, Finance, and Chief Financial Officer